# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RH, CIK 0001528849
CUSIP: 74967X103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 Koch Road, Suite K, Corte Madera, California (CA), 94925
Date of event which requires filing of this statement: 07/08/2026
Amends the filing with accession number 0001193125-18-045680
Filed by CIK 0001137443
Persons authorized to receive notices and communications: Gary Friedman, c/o RH, 15 Koch Road, Suite K, Corte Madera, California (CA), 94925, (415) 924-1005

## Reporting persons
- Gary G. Friedman (CIK 0001137443): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 4,926,337; shared voting power 0; sole dispositive power 4,926,337; shared dispositive power 0; aggregate amount beneficially owned 4,926,337 (23.88% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: RH
Address of issuer's principal executive offices: 15 Koch Road, Suite K, Corte Madera, California (CA), 94925

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 11 to Schedule 13D relates to the common stock (the "Common Stock") of RH (the "Issuer") and amends the initial statement on Schedule 13D filed by the undersigned on February 14, 2018 (as amended on December 12, 2019, October 21, 2020, April 4, 2022, September 12, 2022, December 15, 2022, January 3, 2023, June 14, 2023, June 27, 2023, July 6, 2023 and July 14, 2023), as specifically set forth herein.

Item 4 is hereby supplemented as follows:

The undersigned understands that the aggregate number of shares of Common Stock outstanding as of July 8, 2026 was 18,926,221, which is an increase from the 18,394,167 shares of Common Stock that were outstanding on July 14, 2023, the date that the undersigned filed Amendment No. 10 to Schedule 13D. Additionally, over the time period of July 6, 2026 through July 8, 2026, the undersigned sold an aggregate of 125,000 shares of Common Stock in order to fund (i) improvements to personal residences and (ii) the repayment of balances under personal line of credit borrowings.

As a result of the increase in the aggregate number of outstanding shares of Common Stock and the sale of 125,000 shares of Common Stock, the aggregate percentage of outstanding shares of Common Stock that the undersigned may be deemed to beneficially own decreased by an amount equal to approximately 1.03% of the outstanding shares of Common Stock since the amount reported in Amendment No. 10. This Amendment No. 11 is being filed solely to reflect such decrease.

The undersigned understands that the aggregate number of shares of Common Stock outstanding as of July 8, 2026 had increased to the point that, together with the sales of Common Stock by the undersigned from July 6, 2026 through July 8, 2026, there has been a decrease in the undersigned's beneficial ownership of Common Stock that is greater than 1.0% from the amount reported in Amendment No. 10 and that, as a result of such change in beneficial ownership, this Amendment No. 11 is being filed on July 8, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

Mr. Friedman beneficially owns 4,926,337 shares of Common Stock of the Issuer, representing beneficial ownership of 23.88% of the shares of Common Stock outstanding, based upon 18,926,221 shares of Common Stock outstanding as of July 8, 2026, consisting of (i) 3,226,337 shares of Common Stock and (ii) 1,700,000 shares subject to options to purchase Common Stock exercisable within 60 days of July 8, 2026.

Mr. Friedman has sole voting and dispositive power with respect to the outstanding shares of Common Stock that he owns.

With respect to transactions in the Issuer's Common Stock during the sixty (60) days preceding the date of this filing, no transactions in the shares of Common Stock of the Issuer have been effected by Mr. Friedman in the last sixty (60) days except as follows:

Over the time period of July 6, 2026 through July 8, 2026, Mr. Friedman has completed the sale of 125,000 shares of Common Stock in the open market at an average net price per share of $165.35. The weighted average price per share, exclusive of any fees, commissions or other expenses for the sales made between July 6, 2026 and July 8, 2026 are as set forth below:

Date Shares Sold Weighted Average Price Sale Price Range(1)
July 6, 2026 69,069 $169.48 $169.00 - $170.38
July 7, 2026 7,693 $170.12 $170.00 - $171.22
July 8, 2026 48,238 $158.66 $154.17 - $160.60

(1) Mr. Friedman undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range.

## Signatures
- Gary G. Friedman: /s/ Gary G. Friedman, Gary G. Friedman (07/09/2026)